EXHIBIT 11


                              COLUMBUS ENERGY CORP.
                Statement of Computation of Per Share Earnings
                                   (Unaudited)
                      (In Thousands Except Per Share Data)


                                  1997        1996     1995       1994      1993
                                  ----        ----     ----       ----      ----

Primary:

 Based on weighted average shares outstanding including the effect of common stock equivalents:

 Weighted average shares
  outstanding:                     3,908      3,829    3,928      4,087    4,255

Incremental shares attributable
 to dilutive stock options and
 warrants outstanding based on
 average market price during
 the period calculated using
 the treasury stock method            84         42        7         46      114
                                 -------     ------   ------    -------  -------

   Total average common and
    common equivalent shares       3,992      3,872    3,935      4,133    4,369
                                 =======     ======   ======    =======  =======

Net earnings (loss)              $ 2,167    $ 2,098  $(1,495)   $ 2,190  $ 3,806
                                 =======    =======   ======    =======  =======

Earnings (loss) per share:
 Net earnings (loss)             $   .54    $   .54  $  (.38)   $   .53  $   .87
                                 =======    =======  =======    =======  =======


Note: Fully diluted earnings per share in 1995, 1994, and 1993 were identical to the primary earnings per share. Fully diluted incremental shares in 1996 and 1997 were 257,000 and 105,000 with total average common and common share equivalent shares of 4,086,000 and 4,013,000, respectively.
          The number of shares and per share amounts from 1993-1994 have been restated to reflect the 10% stock dividends issued in 1994 and 1995. Also, the number of shares and per share amounts from 1993-1996 have been restated for May 27, 1997 five-for-four stock split.